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SEC MAIL RECEIVED PROCESSING
FEB 2 1 2003
WASH, D.C. 155 SECTION

SECURITIES AND EXCHANGE COMMISSION

03013386

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SEC FILE NUMBER
8- 42614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ORENSTEIN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

648 N. PLANKINTON AVE., SUITE 418
(No. and Street)

MILWAUKEE	WI	53203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM ORENSTEIN (414) 272-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RITZ, HOLMAN, BUTALA, FINE, LLP
(Name — *if individual, state last, first, middle name*)

330 EAST KILBOURN AVENUE SUITE 550	MILWAUKEE	WI	53202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM ORENSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ORENSTEIN SECURITIES, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William Orenstein
Signature

PRESIDENT
Title

Joyce G. Barnes
Notary Public

Joyce G. Barnes
My Commission Expires June 19, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORENSTEIN SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

(With Summarized Totals for the Year Ended December 31, 2001)

RITZ, HOLMAN, BUTALA, FINE LLP
CERTIFIED PUBLIC ACCOUNTANTS

ORENSTEIN SECURITIES, INC.

TABLE OF CONTENTS

RITZ, HOLMAN, BUTALA, FINE LLP
TWO PLAZA EAST, SUITE 550
330 EAST KILBOURN AVENUE
MILWAUKEE, WI 53202-3144
(414) 271-1451
FAX (414) 271-7464

INDEPENDENT AUDITORS' REPORT

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have audited the accompanying balance sheet of Orenstein Securities, Inc. as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orenstein Securities, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ritz, Holman, Butala, Fine LLP

RITZ, HOLMAN, BUTALA, FINE LLP

January 16, 2003

ORENSTEIN SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2002
(With Summarized Totals for December 31, 2001)

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 399	$ 274
Cash - Money Market	12,698	15,258
Cash - Customer Account	382	380
Investments	16,300	16,300
Prepaid Taxes	1,460	3,815
Total Current Assets	$ 31,239	$ 36,027
TOTAL ASSETS	$ 31,239	$ 36,027

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES	$ ---	$ ---
STOCKHOLDERS' EQUITY		
Common Stock-$.10 Par Value-560,000 Shares Authorized; 5,000 Shares Issued and Outstanding	$ 500	$ 500
Additional Paid-In Capital	16,500	16,500
Retained Earnings	14,239	19,027
Total Stockholders' Equity	$ 31,239	$ 36,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 31,239	$ 36,027

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Summarized Totals for the Year Ended December 31, 2001)

	2002		2001	
INCOME				
Interest Income	$	142	$	332
Total Income	$	142	$	332
EXPENSES				
Bank Charges	$	185	$	164
Filing Fees		194		400
Insurance		369		362
Postage		61		---
Professional Fees		3,844		2,200
Protection Assessment		150		150
NASD Assessments		739		731
Publications		233		425
Total Expenses	$	5,775	$	4,432
Net Income (Loss) Before Taxes	$	(5,633)	$	(4,100)
Taxes				
Federal Taxes (Refund)		(845)		(615)
NET INCOME (LOSS)	$	(4,788)	$	(3,485)

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Summarized Totals for the Year Ended December 31, 2001)

	2002	2001
Retained Earnings - Beginning Balance	$ 19,027	$ 22,512
Net Income (Loss)	(4,788)	(3,485)
RETAINED EARNINGS - ENDING BALANCE	$ 14,239	$ 19,027

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002
(With Summarized Totals for the Year Ended December 31, 2001)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (4,788)	$ (3,485)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) Decrease in Prepaid Expenses	2,355	(3,815)
Increase (Decrease)in Accrued Expense - Income Taxes Payable	---	(2,677)
Net Cash Used by Operating Activities	$ (2,433)	$ (9,977)
Net Decrease in Cash	$ (2,433)	$ (9,977)
CASH AT BEGINNINING OF YEAR	15,912	25,889
CASH AT END OF YEAR	$ 13,479	$ 15,912
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year For:		
Interest	$ ---	$ ---
Income Tax	---	2,677

The accompanying notes are an integral part of these financial statements.

ORENSTEIN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2002

ORENSTEIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A - Summary of Significant Accounting Policies

Business Activity

The Corporation is a licensed broker dealer and a member of the National Association of Securities Dealers, Inc. The Corporation's principal activity is to sell limited partnership interests in commercial and residential real estate. No cash was collected from customers for the year ended December 31, 2002. Cash is paid by customers directly to issuing partnerships. To conform to the exemption provisions under Rule 15c3-3, the Corporation has established a segregated cash account for the exclusive benefit of customers.

Basis of Accounting

The financial statements for Orenstein Securities, Inc. have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Comparative Financial Information

The financial information shown for 2001 in the accompanying financial statements is included to provide a basis for comparison with 2002 and presents summarized totals only.

NOTE C - Current Year Activity

Commission Income

For the year ended December 31, 2002, the Corporation received no commission income.

Minimum Capital

For the year ended December 31, 2002, the Corporation maintained the required minimum balance of $5,000 under the exemption provisions of Rule 15c3-3.

ORENSTEIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE C - Current Year Activity (continued)

Net Capital	$13,479
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 8,479
Excess Net Capital at 1000%	$13,479

Board of Directors
Orenstein Securities, Inc.
Milwaukee, Wisconsin

We have examined management's assertions included in its representation letter dated January 16, 2003. The representation letter stated that "There has been no -

a. Fraud involving management or employees who have significant roles in the internal control structure.

b. Fraud involving other employees that could have a material effect on the financial statements.

c. Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements."

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We understand that the agency considers the controls over financial reporting that meet the criteria referred to in the first paragraph of this report adequate for its purpose. In our opinion, based on this understanding and on our examination, management's assertions are fairly stated, in all material respects, based upon such criteria.

This report is intended for the information and use of the board of directors and management of Orenstein Securities, Inc. and the National Association of Securities Dealers, Incorporated, and should not be used for any other purpose.

Ritz, Holman, Butala, Fine LLP

RITZ, HOLMAN, BUTALA, FINE LLP

January 16, 2003
Milwaukee, Wisconsin